Exhibit 99.1

Dejour to Evaluate Mancos/Niobrara Potential at South Rangely

Exploratory Drilling Program Slated for May 2011

Denver, Colorado, April 25, 2011 -- Dejour Energy, Inc. (NYSE Amex: DEJ / TSX: DEJ) (“Dejour”) announces today that it will drill an initial vertical well to test the Mancos/Niobrara potential on its 7,000-acre leasehold in Rio Blanco County, Colorado. This leasehold sits on the western flank of the Douglas Arch, separating the Piceance and Uintah Basins, directly south of the Rangely Oil field operated by Chevron since the 1960's.

This well will be drilled in May 2011 and is designed to test both the upper and lower Niobrara sections of the Mancos Shale.  In this area, the targeted zones are known to contain both oil and natural gas.  It should be noted that private operators R. W. Bayless and Foundation Energy are currently exploiting the lower Mancos zone, approximately six miles to the southwest of Dejour’s proposed well location.  Pending a successful outcome of the test well in proving the extension of the play to Dejour’s leasehold, Dejour, project operator and 72% working interest holder, plans to commence a formal horizontal well development program.  Germaine to this operation, a secondary target in the upper Mancos known as the Castlegate Sand will also be evaluated within this initial test well.

“The economics of assessing the production potential at South Rangely offers significant production upside with minimal capital expenditure.  With a dry hole cost projected to be less than $500,000, this is a very low cost test that may open the door to a much broader and more significant development project through the application of current horizontal well drilling and completion technology”, states Dejour COO Hal Blacker.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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